Exhibit 99.2

For Immediate Release

YY Group Reports Unaudited Second Half and Full Year 2025 Earnings Results Highlighting Accelerating Revenue Growth, Expanding Margins and Positioning for Profitability in 2026

Full year revenue grew 39.3% year over year to US$57.2 million, with second half revenue of US$31.5 million

Full year gross profit increased 50.2% year over year to US$7.9 million, with gross profit margin expanding to 13.8% from 12.8% in 2024

Company expects to achieve non-IFRS net profitability in fiscal year 2026; formal profitability guidance to follow

SINGAPORE, April 20, 2026 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), a global leader in on-demand workforce solutions and integrated facilities management (IFM), today announced its unaudited financial results for the six months and the full year ended December 31, 2025. The Company delivered strong revenue and gross profit growth, reflecting the returns on a year of deliberate investment in geographic expansion, strategic acquisitions, and operational infrastructure, while taking decisive steps to optimize its cost structure heading into 2026. These results are subject to final review and will be confirmed when YY Group reports its Management’s Discussion and Analysis of Financial Condition and Results of Operations and Audited Financial Statements for the six months ended December 31, 2025 and fiscal year ended December 31, 2025.

Second Half and Full Year 2025 Financial Highlights:

Total revenues increased 44.2% to US$31.5 million for the second half of 2025 and 39.3% to US$57.2 million for full year 2025, compared with US$21.8 million and US$41.1 million, respectively, for the same periods of 2024. This rapid growth was driven by strong increases in revenue from both the Manpower and IFM segments, which respectively rose 29.4% and 40.7% year over year for the full year.

Gross profit increased 26.0% year over year to US$3.6 million for the second half of 2025 and 50.2% year over year to US$7.9 million for full year 2025, supported by greater business scale and disciplined execution. Overall gross profit margin reached 13.8% for full year 2025, improving from 12.8% in 2024, driven primarily by scale efficiencies and the integration of higher-margin acquired service lines in the IFM segment.

The Company recorded operating losses of US$12.9 million for the second half of 2025 and US$20.6 million for full year 2025, compared with operating losses of US$5.0 million and US$4.1 million, respectively, for the same periods of 2024. The increase was primarily attributable to full-year share-based compensation expenses of US$6.6 million and impairment charges on goodwill and intangible assets of US$9.6 million, the latter relating principally to the Company’s strategic decision to exit underperforming global subsidiaries as part of its ongoing cost optimization and portfolio rationalization efforts.

“Fiscal year 2025 was a year of purposeful investment in which we prioritized building the geographic reach, operational scale, and client relationships needed to support our next phase of growth,” said Mike Fu, CEO of YY Group. “Full year revenue of US$57.2 million, representing year-over-year growth of 39.3%, reflects strong execution across both our manpower and IFM verticals, with meaningful contributions from acquisitions completed during the year and a growing client portfolio across Singapore, Hong Kong, Thailand, and Malaysia. Our manpower segment’s repeatable market entry playbook is now generating compounding returns as each geography scales, while strategic acquisitions and organic client wins drove a surge in IFM revenue and more than doubled our IFM customer base. We have also invested meaningfully in AI capabilities and look forward to sharing more on this strategic initiative in the coming weeks. We are moving into 2026 with strong pipeline visibility, the operational foundation to deliver on our FY2026 revenue guidance of US$103 million to US$110 million, and a clear path to non-IFRS profitability, marking a pivotal transition from investment to earnings generation.”

Second Half and Full Year 2025 Operational Highlights:

	Six Months Ended December 31,		Full Year Ended December 31,
	2025	2024	2025	2024
Manpower Services
YY Circle App downloads*	317,563	54,663	903,952	519,228
YY Circle App monthly active users	40,459	34,952	40,688	35,152
Job fulfillment rate	95%	94%	95%	96%
Number of Employers*	102	95	305	214

IFM Services
Number of customers*	84	24	274	132
Average revenue per customer*	—	—	119,887	176,823

The IFM customer base more than doubled in 2025 through both organic growth and acquisitions completed during the year, diversifying the average revenue per customer downward as newly acquired clients carry individually smaller contract values. The Company views this as a positive development that reduces client concentration risk and creates cross-selling opportunities across its bundled service offerings.

*	For the six months ended December 31, app downloads, number of employers, and number of IFM customers reflect new additions during the period. For the full year, these figures represent cumulative totals as of December 31. Average revenue per IFM customer is presented on a full-year basis only, as the six-month metric is not directly comparable due to differences in the calculation base.

Jason Phua, Chief Financial Officer of YY Group, added, “Strong full-year revenue and gross profit growth alongside a gross margin expansion to 13.8% from 12.8% in the prior year demonstrate the increasing quality and scale of our business. The IFRS net loss of US$21.6 million was driven primarily by US$6.6 million in non-cash share-based compensation and US$9.6 million in goodwill and intangible asset impairments and does not reflect the underlying trajectory of our operations. On a non-IFRS basis, which we believe more accurately represents our operational performance, our net loss of US$7.8 million reflects the front-loaded cost of entering multiple new markets simultaneously while building the infrastructure to support an expected 80-90% revenue increase in 2026. We have already taken concrete steps to improve our cost profile and strengthen our capital position: reducing debt costs, streamlining our headquarters operations, and winding down non-core global subsidiaries, leaving the Company well-capitalized to fund its current growth plans. With our revenue base scaling toward the US$103 million to US$110 million guidance range and a substantially leaner cost structure, we expect to deliver non-IFRS profitability in fiscal year 2026.”

FY2026 Guidance

On March 12, 2026, the Company issued its first formal revenue guidance. The Company currently expects FY2026 revenue of US$103 million to US$110 million, supported by strong demand visibility across its key markets, the full-year contribution of businesses acquired in 2025, sustained client retention across both the manpower and IFM segments, and continued prioritization of capital deployment toward the Company’s core operations. The Company further expects to achieve non-IFRS net profitability for fiscal year 2026, driven by the combination of accelerating revenue growth and cost optimization measures implemented in late 2025 and early 2026, including debt restructuring, headquarters optimization, and a strategic rationalization of its global subsidiary portfolio. The above forecast is based on current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change. US Dollar ranges are based on a USD/SGD exchange rate of 1.28 as of March 10, 2026. Additional details on the Company’s FY2026 revenue guidance and underlying assumptions can be found in its press release dated March 12, 2026.

Management Message

In lieu of a conference call, the Company’s management has prepared a brief video discussing the financial and operational results for the period. The video is available on the Company’s website at [insert link] for investors and stakeholders to view at their convenience.

Second Half 2025 Financial Results

Revenues were US$31.5 million for the second half of 2025, compared with US$21.8 million for the same period of 2024. The increase was primarily driven by accelerated growth across both Manpower and IFM Services.

●	Revenues from Manpower Services were US$13.4 million, an increase of 35.7% compared with US$9.9 million for the same period of 2024, driven by the successful scale-up of on-demand workforce solutions and continued global expansion. This segment’s gross profit margin was 11.7%, compared with 14.8% for the same period of 2024, reflecting competitive pricing to drive client acquisition and volume growth. Absolute gross profit increased year over year.

●	Revenues from IFM Services were US$18.4 million, an increase of 53.7% compared with US$12.0 million for the same period of 2024, primarily attributable to continued contract procurement and business acquisitions. This segment’s gross profit margin was 13.7%, compared with 11.9% for the same period of 2024, due to increasing scale efficiencies and the integration of higher-margin acquired service lines.

●	Revenues from Others were negative US$0.3 million, reflecting a one-time adjustment related to the timing of revenue recognition for YY Smart Tech.

Cost of revenues was US$27.9 million, compared with US$19.0 million for the same period of 2024. The increase was primarily attributable to the related revenue increase, as well as higher labor costs across both Manpower and IFM Services.

Gross profit was US$3.6 million, compared with US$2.9 million for the same period of 2024. Gross profit margin was 11.5%, compared with 13.2% for the same period of 2024. The modest decrease was primarily driven by the decrease in Manpower Services’ gross margin.

Total operating expenses were US$16.9 million, representing an increase of 101.1% from US$8.4 million for the same period of 2024. The increase was primarily due to the issuance of share-based compensation related to the Company’s share incentive plans and impairment losses on goodwill and intangible assets associated with the Company’s strategic rationalization of its global subsidiary portfolio.

Selling and marketing expenses were US$1.2 million, representing a 102.8% increase from US$0.6 million for the same period of 2024. The increase was primarily attributable to share-based compensation attributable to sales and marketing.

General and administrative expenses were US$12.6 million, representing a 61.4% increase from US$7.8 million for the same period of 2024. The increase was primarily attributable to share-based compensation expenses.

Loss from operations was US$12.9 million, compared with a loss of US$5.0 million for the same period of 2024.

Net loss attributable to ordinary shareholders was US$13.2 million, compared with a net loss of US$5.4 million for the same period of 2024.

Non-IFRS net loss attributable to ordinary shareholders was US$7.0 million, compared with a non-IFRS net loss of US$0.3 million for the same period of 2024.

Basic and diluted net loss per ordinary share1 were both US$11.44. For reference, prior to giving effect to the 50-for-1 reverse stock split effective March 23, 2026, basic and diluted net loss per ordinary share were both US$0.23.

Non-IFRS basic and diluted net loss per ordinary share1 was US$6.10. For reference, prior to giving effect to the 50-for-1 reverse stock split effective March 23, 2026, non-IFRS basic and diluted net loss per ordinary share were both US$0.12.

Full Year 2025 Financial Results

Revenues for full year 2025 were US$57.2 million, compared with US$41.1 million for full year 2024. The increase was primarily driven by accelerated growth across both Manpower and IFM Services, organic client wins, and contributions from acquired businesses.

●	Revenues from Manpower Services were US$23.0 million, an increase of 29.4% compared with US$17.8 million in 2024, driven by the successful scale-up of on-demand workforce solutions and continued global expansion. This segment’s gross profit margin was 13.8%, compared with 15.5% in 2024, reflecting competitive pricing to drive client acquisition and volume growth. Absolute gross profit increased year over year.

●	Revenues from IFM Services were US$32.9 million, an increase of 40.7% compared with US$23.3 million in 2024, primarily attributable to continued contract procurement and business acquisitions. This segment’s gross profit margin was 13.2%, compared with 10.8% in 2024, due to increasing scale efficiencies and the integration of higher-margin acquired service lines.

●	Revenues from Others were US$1.4 million. This segment’s gross profit margin was 27.5% for 2025.

Cost of revenues for the full year was US$49.3 million, compared with US$35.8 million for full year 2024. The increase was primarily attributable to the related revenue increase, as well as higher labor costs across both Manpower and IFM Services.

[1]	Per-share amounts have been retroactively adjusted to reflect the Company’s 50-for-1 reverse stock split effective March 23, 2026 and are based on the weighted-average number of ordinary shares outstanding of 1,151,339 during the second half of 2025, as adjusted for the reverse stock split.

Gross profit for the full year was US$7.9 million, compared with US$5.3 million for full year 2024. Gross profit margin was 13.8%, compared with 12.8% in the prior year, primarily driven by ongoing technology advancements and growing scale benefits.

Total operating expenses for the full year were US$29.7 million, compared with US$11.1 million for full year 2024. The increase was primarily due to non-cash share-based compensation related to the Company’s share incentive plans and impairment losses on goodwill and intangible assets associated with the Company’s strategic rationalization of its global subsidiary portfolio.

Selling and marketing expenses for the full year were US$2.7 million, compared with US$0.7 million for full year 2024. The increase was primarily attributable to share-based compensation attributable to sales and marketing.

General and administrative expenses for the full year were US$19.7 million, compared with US$10.4 million for full year 2024. The increase was primarily attributable to share-based compensation expenses.

Loss from operations was US$20.6 million, compared with a loss of US$4.1 million for full year 2024.

Net loss attributable to ordinary shareholders for the full year was US$21.4 million, compared with a net loss of US$4.8 million for full year 2024.

Non-IFRS net loss attributable to ordinary shareholders for the full year was US$7.6 million, compared with a non-IFRS net profit of US$0.3 million for full year 2024.

Full year basic and diluted net loss per ordinary share2 were both US$21.98. For reference, prior to giving effect to the 50-for-1 reverse stock split effective March 23, 2026, basic and diluted net loss per ordinary share were both US$0.44.

Non-IFRS full year basic and diluted net loss per ordinary share2 were both US$7.83. For reference, prior to giving effect to the 50-for-1 reverse stock split effective March 23, 2026, non-IFRS basic and diluted net loss per ordinary share were both US$0.16.

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

[2]	Per-share amounts have been retroactively adjusted to reflect the Company’s 50-for-1 reverse stock split effective March 23, 2026 and are based on the weighted-average number of ordinary shares outstanding of 974,686 during FY2025, as adjusted for the reverse stock split.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net loss/profit in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period. The Company believes that non-IFRS financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Company’s non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality and manpower markets in Hong Kong and the broader Southeast Asian region, including Malaysia, Singapore, and Thailand, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Unaudited and Unreviewed Reconciliation of IFRS and Non-IFRS Financial Measures

	2025	2025
		Non-IFRS reconciliation
	$	$
Revenue	57,245,167	57,245,167
Cost of revenue	(49,347,666)	(49,347,666)
Gross profit	7,897,501	7,897,501

Other income	1,169,718	1,169,718
Selling and marketing expenses	(2,731,035)	(579,170)
General and administrative expenses	(19,679,803)	(15,234,268)
Impairment loss on intangible asset	(4,063,000)	-
Impairment loss on goodwill	(5,551,429)	-
Other expenses	(57,201)	(57,201)
Change in fair value of investment property	38,296	-
Change in fair value of warrant liability	2,383,178	-
Operating (loss)/profit	(20,593,775)	(6,803,420)

Finance cost	(1,028,787)	(1,028,787)
(Loss)/Profit before tax	(21,622,562)	(7,832,207)
Income tax expenses	38,764	38,764
(Loss)/Profit for the period	(21,583,798)	(7,793,443)

Profit attributable to:
Non-controlling interests	(164,656)	(164,656)
Owners of the Company	(21,419,142)	(7,628,787)

Adding back:
Share-based compensation		(6,597,400)
Impairment loss on intangible asset		(4,063,000)
Impairment loss on goodwill		(5,551,429)
Change in fair value of investment property		38,296
Change in fair value of warrant liability		2,383,178
		(21,419,142)